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                                                                 Exhibit (a)(10)

The Emerging Markets Telecommunications Fund, Inc. (NYSE: ETF)

November 13, 2002

FOR IMMEDIATE RELEASE
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CONTACT:  INVESTOR RELATIONS
          CREDIT SUISSE ASSET MANAGEMENT, LLC
          1-800-293-1232

                 THE EMERGING MARKETS TELECOMMUNICATIONS FUND, INC.
                      ANNOUNCES FINAL RESULTS OF TENDER OFFER

       New York, November 13, 2002 - The Emerging Markets Telecommunications Fund, Inc. (the "Fund") today announced that, in accordance with its tender offer which expired on November 6, 2002, it has accepted for payment 1,617,215 shares of common stock of the Fund at a price of $6.53 per share.
A total of 5,674,043 shares were properly tendered; therefore, on a pro-rated basis, 28.50% of the shares so tendered by each tendering stockholder have been accepted for payment.

       The Fund is traded on the New York Stock Exchange under the trading symbol "ETF." Credit Suisse Asset Management, LLC (New York), the Fund's investment adviser, is part of Credit Suisse Asset Management ("CSAM"), the institutional and mutual-fund asset-management arm of Credit Suisse First Boston. As of June 30, 2002, CSAM managed over $66 billion in the U.S. and, together with its global affiliates, managed assets of over $306 billion in 14 countries. Credit Suisse Funds is the U.S. mutual-fund family of CSAM.

       Any questions or requests for assistance with respect to the tender offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer, toll free at (866) 883-7876.